Exhibit (n)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Senior Securities” and “Independent Registered Public Accounting Firm” in the Prospectus, dated March 28, 2025, and included in this Registration Statement (Form N-2) of Golub Capital BDC, Inc. (the “Registration Statement”).

We also consent to the incorporation by reference of our reports dated November 19, 2024, with respect to the consolidated financial statements of Golub Capital BDC, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Golub Capital BDC, Inc. and Subsidiaries included in the Annual Report (Form 10-K) for the year ended September 30, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Chicago, Illinois
March 28, 2025